William E. Cooper

Attorney at Law

April 28, 2015

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Brad Skinner
Senior Assistant Chief Accountant

Re:	Strata Oil & Gas Inc.
Form 20-F for the Fiscal Year ended December 31, 2013
Response Dated January 12, 2015
File No. 000-50934

Dear Mr. Skinner:

I spoke to John Hodgin this afternoon on behalf of Strata Oil & Gas Inc. with regard to your comment letter dated April 15, 2015. This is to confirm receipt of the staff’s verbal approval on behalf of the Commission of an additional five (5) business days through May 6, 2015 to respond to your comment letter. We appreciate your cooperation.

Sincerely,

s/s William E. Cooper
William E. Cooper

Cc:	John Hodgin
Strata Oil & Gas Inc.